Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Announces

Extension of Development Period of Its Land Concession

MACAU, Monday, February 12, 2018 – Studio City, the Hollywood-inspired, cinematically-themed resort, today announces that the Macau government has granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to July 24, 2021.

Construction of the additional development at Studio City remains subject to, among other things, Macau government approvals and licenses. It is expected that the additional development will include a hotel and related amenities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City may also make written or oral forward-looking statements in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Studio City’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Melco Resorts & Entertainment’s filings with the SEC, including in its periodic and annual reports to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and neither Melco Resorts & Entertainment nor Studio City undertakes any duty to update such information, except as required under applicable law.

For investment community, please contact:

Ross Dunwoody

Senior Vice President, Development & Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com